Exhibit 99.13

CERTIFICATE AND CONSENT

VIA SEDAR

TO:

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

AND TO:

Rare Element Resources Ltd. (the “Company”)

RE:

Short Form Prospectus – Consent of Expert

In connection with the Company’s short form prospectus dated April 6, 2010, and any amendment thereto (the “Prospectus”), I, James G. Clark, PhD, L.Geo. of the Company, hereby consent to the use of my name in connection with references to my involvement in the preparation of the technical report entitled “Technical Report on the Mineral Resources of the Bear Lodge Rare Earths Project” dated April 10, 2009, as amended and restated on April 10, 2009 and filed on SEDAR on June 29, 2009 (collectively, the “Technical Reports”).

I do hereby consent to the written disclosure in the Prospectus, including documents incorporated by reference therein, derived from the Technical Reports and to the references to the undersigned in the Prospectus, or in documents incorporated by reference therein, as the author of the Technical Reports.

I also certify that I have read the Prospectus and I do not have any reason to believe that there are any misrepresentations in the information contained therein, or in documents incorporated by reference therein, which in either case are derived from the Technical Reports or within my knowledge as a result of the services that I performed in connection with the Technical Reports.

Dated this 6th day of April 2010.

“James G. Clark”

Signature of Qualified Person

James G. Clark, PhD. L.Geo.

Print name of Qualified Person